

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2021

Neil Said
Corporate Secretary
Brazil Potash Corp.
198 Davenport Road
Toronto
Ontario, Canada
M2R1J2

   Re: Brazil Potash Corp.
    Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A
    Filed June 25, 2021
    File No. 024-11208

Dear Mr. Said :

  This is to advise you that we do not intend to review your amendment.

  We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Timothy Collins at 202-551-3176 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation

cc: Rebecca DiStefano